

March 4, 2015

Via E-mail
Patrick Giordano
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Jobbot, Inc.
1730 62nd Street
Brooklyn, New York 11204

>   **Re: Jobbot, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 13, 2015**
>   **File No. 333-199833**

Dear Mr. Giordano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2014 letter.

General

1.   Please update the financial information within your prospectus in accordance with Rule 8-08 of Regulation S-X.

2.   We note your response to comment 1 of our letter dated December 1, 2014. Please revise your disclosure to affirmatively state your status as a shell company and add appropriate disclosure discussing the risks associated with being a shell company, particularly with respect to listing standards and the restrictions on your ability to use registration statements on Form S-8, or tell us why you believe this is unnecessary. We further note that your disclosure throughout your registration statement is inconsistent as to whether this is a primary or secondary offering. For example only, based on your disclosure on page 15 indicating that the selling security holders will sell the shares at a fixed price until a market develops and thereafter at prevailing market prices or privately negotiated

prices and thereafter at market prices, it appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Please revise your disclosure to state that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation Question 612.09. Alternatively, please provide us with additional analysis as to why you believe that the transaction is not a primary offering and is therefore appropriately characterized as a transaction that is eligible to be made under the Securities Act Rule 415(a)(1)(i).

Risk Factors, page 2

3. We note your response to comment 16 of our letter dated December 1, 2014, and we reissue the comment in part. Please include a risk factor in this section describing the risks relating to your potential inability to continue as a going concern and that you have not earned any revenue to date.

Description of Business, page 18

4. We note your response to comment 9 of our letter dated December 1, 2014, and we reissue the comment in part. Please expand and revise your disclosure to clarify your fee structure.

Revenue, page 20

5. We note your response to comment 12 of our letter dated December 1, 2014, and we reissue the comment in part. Please include a statement here, if true, that you currently do not have any clients or subscribers, or advise.

Certain Relationships and Related Transactions, page 26

6. We note your response to comment 8 of our letter dated December 1, 2014 to the effect that Mr. Denn holds 550,000 shares of your common stock. We further note that only one grant of 500,000 shares to Mr. Denn has been disclosed in this section. Please revise your disclosure in this section to disclose the grant or sale of the remaining 50,000 shares to Mr. Denn. Refer to Item 404(d) of Regulation S-K.

Exhibits, page 31

7. We note your response to comment 11 of our letter dated December 1, 2014, and we reissue the comment in part. Please file the agreement with Simply Hired with your next amendment, or provide us with analysis as to why you are not required to do to so. Refer to Item 601(b)(10) of Regulation S-K.

       You may contact Mark A. Rakip at 202-551-3573 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at 202-551-3207 or me at 202-551-3404 with any other questions.

       Sincerely,

       /s/ Kristina Aberg

       Kristina Aberg
       Staff Attorney

cc: Alan Fraade
       Mintz & Fraade, P.C.